As filed with the Securities and Exchange Commission on December 17, 2003

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of December 2003
Pursuant to Rule 13a-16 or 15d-16 ofthe
Securities Exchange Act of 1934

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

        Form 20-F...X...                                                              Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

        Yes......                                                                             No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A...........................................................................................

NOMINATION PROCESS FOR 2004 AGM

In accordance with the approval at the Annual General Meeting of Modern Times Group in May 2003, the nomination group of representatives from the three shareholding families of Stenbeck, Klingspor and von Horn, and the CEO’s of the shareholding companies Industriförvaltnings AB Kinnevik and Invik & Co. AB, has informed MTG that the nomination group for the 2004 AGM is being chaired by Cristina Stenbeck.

Shareholders who would like to suggest representatives for the MTG Board of Directors can contact:

E-mail:     agm@mtg.se
Letter:     AGM
                MTG
                Box 2094
                SE-103 13 Stockholm
                Sweden

The annual general meeting of MTG will be held on Wednesday, 12 May 2004.

MTG is an international media group with operations in more than 30 countries around the world and principal broadcasting businesses in Scandinavia, the Baltic States, Hungary and Russia. MTG is the largest Free-to-air and Pay-TV operator in the Nordic and Baltic regions and the largest commercial radio operator in Northern Europe. MTG’s Viasat channels reach over 50 million people in 14 countries every day and MTG Radio’s stations reach 2.7 million daily listeners. The Viasat Broadcasting DTH satellite TV platform offers digital multichannel TV packages of 48 own-produced and third party entertainment channels. MTG is a leading European direct response TV network operator, broadcasting home shopping channels into 100 million homes in 52 countries, as well as one of the world’s leading originators and producers of Reality TV formats and a global provider of subtitling and dubbing services to the entertainment industry.

Modern Times Group MTG AB class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and MTG ADRs are listed on the Nasdaq National Market (symbol: MTGNY).

This press release contains certain “forward-looking statements” with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)
By: /s/ Hans-Holger Albrecht
Name: Hans-Holger Albrecht

Dated: December 17, 2003